March 28, 2014	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Dubey:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 108 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 20, 2013 relating to AMG SouthernSun Small Cap Fund and AMG SouthernSun U.S. Equity Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (each, a “Prospectus” and collectively, the “Prospectuses”).

Global Comments in Prospectuses

1. Comment: For each Fund, please confirm whether investing in other investment companies is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies and principal risks sections of the Prospectus.

Response: The Trust confirms that investing in other investment companies is not a principal investment strategy of either Fund.

2. Comment: For each Fund, in the “Average Annual Total Returns” table under “Summary of the Fund – Performance,” please consider showing the returns of the comparative index either preceding or following the returns of all of the Fund’s share classes, rather than interspersed with the returns of the classes.

Response: The requested change has been made.

3. Comment: For each Fund, under “Summary of the Funds – Buying and Selling Fund Shares” please consider reducing the font size of the heading “Transaction Policies” so it is given less prominence than the section headings that are explicitly required by Items 2 through 8 of Form N-1A.

Response: The requested change has been made.

4. Comment: For each Fund, under “Summary of the Fund – Buying and Selling Fund Shares” please consider deleting the following statement or moving it to another part of the Prospectus, outside of the summary portion, as we believe it is not required by Items 2 through 8 of Form N-1A: “Gemini will serve as the Fund’s interim transfer agent to facilitate the transition of the Predecessor Fund from the Gemini platform to the Managers AMG Funds service provider platform. BNY Mellon Investment Servicing (US) Inc. will be the Fund’s transfer agent following the transition.”

Response: The requested change has been made.

5. Comment: For each Fund, under “Summary of the Fund – Tax Information,” please consider deleting the following statement or moving it to another part of the Prospectus, outside of the summary portion, as we believe it is not required by Item 7 of Form N-1A: “If your investment is through such a plan, you should consult your tax adviser to determine the suitability of the Fund as an investment through your plan and the tax treatment of distributions to you (including distributions of amounts attributable to an investment in the Fund) from the plan.”

Response: The requested change has been made.

6. Comment: For each Fund, under “Additional Information About the Fund – Additional Information About the Fund’s Expenses and Performance,” please consider moving the last paragraph of that section to the section “Summary of the Fund – Performance” in the Fund’s summary.

Response: The requested change has been made.

7. Comment: For each Fund, under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the third sentence under “Liquidity Risk” references investments in non-U.S. investments. Please disclose whether investing in non-U.S. investments is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that neither Fund invests in non-U.S. investments as a principal investment strategy.

8. Comment: For each Fund, under “Additional Information About the Fund – Other Important Information About the Fund and its Investment Strategies and Risks – Investment Objective,” the disclosure states that the Fund’s investment objective may be changed without shareholder approval. Please explain what notice, if any, is provided by the Fund to its shareholders with respect to a change in investment objective.

Response: The Trust confirms that there is no shareholder notice requirement to change a Fund’s investment objective.

9. Comment: For each Fund, please revise the first sentence of the fifth paragraph under “Additional Information About the Fund – Fund Management” to read: “Michael W. Cook, Sr. is the portfolio manager of the Fund and is primarily responsible for the day-to-day management of the Fund.” (emphasis added)

Response: The requested change has been made.

AMG SouthernSun Small Cap Fund Prospectus

10. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” if acquired fund fees and expenses do not exceed 0.01% of average net assets of the Fund, the Fund may include these amounts under the subcaption “Other Expenses.”

Response: The Trust notes that if acquired fund fees and expenses do not exceed 0.01% of average net assets of the Fund, Instruction 3(f)(i) to Item 3 of Form N-1A permits, but does not require, the Fund to include these amounts under the subcaption “Other Expenses.” The Trust believes it is consistent with the requirements of Form N-1A to show the Fund’s acquired fund fees and expenses as a separate line item and, therefore, no change has been made.

11. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please explain supplementally why a market capitalization of $4.6 billion is an appropriate upper limit for what the AMG SouthernSun Small Cap Fund considers to be a smallcap company.

Response: The Trust respectfully submits that a maximum market capitalization of $4.6 billion is consistent with investor expectations of the term “smallcap.” The Trust notes that it has, consistent with wide-spread industry practice, defined smallcap securities by reference to a broad-based securities market index that focuses on the smallcap sector, the Russell 2000 Index. The Trust notes that it has updated the disclosure in the Prospectus to reflect the range of this index as of December 31, 2013.

AMG SouthernSun U.S. Equity Fund Prospectus

12. Comment: Please disclose the index(es) to which the Fund will compare its average annual total returns in the “Average Annual Total Returns” table under “Summary of the Fund – Performance.”

Response: The Trust notes that the Fund compares its average annual total returns to the Russell 2500 Index and the Russell Midcap Index, and has updated the disclosure in the Prospectus to reflect this information.

13. Comment: Under “Additional Information About the Fund – Prior Performance Information: SouthernSun SMID Cap Composite,” please disclose that the SMID Cap Composite includes all accounts managed by SouthernSun that have substantially similar investment objectives, policies and strategies as the Fund and confirm that the SMID Cap Composite does, in fact, include all such accounts, which would include registered investment companies.

Response: The section “Prior Performance Information: SouthernSun SMID Cap Composite” has been removed from the Prospectus.

14. Comment: Please revise the first sentence of the first paragraph under “Additional Information About the Fund – Prior Performance Information: SouthernSun SMID Cap Composite” to read: “Mr. Cook, Sr. is primarily responsible for managing separate accounts for clients of SouthernSun and has full discretionary authority over the selection of investments for those SMID Cap Composite accounts, and uses substantially the same goals and style of investment management in managing the Fund.” (emphasis added)

Response: The section “Prior Performance Information: SouthernSun SMID Cap Composite” has been removed from the Prospectus.

15. Comment: Please revise the last sentence of the second paragraph under “Additional Information About the Fund – Prior Performance Information: SouthernSun SMID Cap Composite” to read: “In addition, the SMID Cap Composite accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended and the Internal Revenue Code, which, if applicable, might have adversely affected the performance of the SMID Cap Composite accounts during the periods shown.” (emphasis added)

Response: The section “Prior Performance Information: SouthernSun SMID Cap Composite” has been removed from the Prospectus.

16. Comment: Under “Additional Information About the Fund – Prior Performance Information: SouthernSun SMID Cap Composite,” the disclosure indicates that the SMID Cap Composite account actual returns have been adjusted to reflect estimated Fund expenses. Please confirm that these estimated Fund expenses are higher than the expenses of the SMID Cap Composite accounts, as we do not believe it would be appropriate to adjust actual returns to reflect lower expenses.

Response: The section “Prior Performance Information: SouthernSun SMID Cap Composite” has been removed from the Prospectus.

Statement of Additional Information

17. Comment: Under “Management of the Funds – Distribution Arrangements,” please disclose, if applicable, that an affiliated person of the Funds is an affiliated person of the principal underwriter and identify the affiliated person, pursuant to the requirements of Item 19(b) of Form N-1A.

Response: The Trust confirms that Managers Investment Group LLC, the Funds’ investment manager and an affiliated person of the Funds, is an affiliated person of Managers Distributors, Inc., the Fund’s principal distributor and underwriter. The Trust notes that the Statement of Additional Information discloses that Managers Distributors, Inc. is a wholly-owned subsidiary of Managers Investment Group LLC under “Management of the Funds – Investment Manager and Subadvisor.”

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Garrett Broadrup, Esq.

Michael Ponder, Esq.

Gregory C. Davis, Esq.